SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                (Amendment No. 1)

                                ENTERACTIVE, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                ENTERACTIVE, INC.
-------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)


             Common Stock Purchase Warrant Expiring October 20, 1997
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                      (CUSIP Number of Class of Securities)

                                  Andrew Gyenes
                                Enteractive, Inc.
                        110 West 40th Street, Suite 2100
                            New York, New York 10018
                                 (212) 221-6559

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    Copy to:

                              Steven Wolosky, Esq.
                          Kenneth A. Schlesinger, Esq.
                     Olshan Grundman Frome & Rosenzweig LLP
                                 505 Park Avenue
                               New York, NY 10022
                                 (212) 753-7200
                            Facsimile: (212) 755-1467

                               September 16, 1997
-------------------------------------------------------------------------------
     (Date Tender Offer First Published, Sent or Given to Security Holders)


                            CALCULATION OF FILING FEE


-------------------------------------------------------------------------------
           Transaction Valuation 1               Amount of Filing Fee
-------------------------------------------------------------------------------
               $480,137.625                             $96.03
-------------------------------------------------------------------------------

/ / Check box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


Amount previously paid:     96.03              Filing party:      N/A
                        ---------------                      -----------------


Form or registration no.:  Schedule 13E-4   Date filed:  September 16,1997


--------------
1 Estimated solely for purposes of calculating the fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended. Based upon the average of the high and low sales prices as of September 15, 1997 of the Warrants ($3/32), multiplied by the number of Warrants that the issuer, Enteractive, Inc. (the "Company") is offering to acquire (5,121,468) Warrants).

         This constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13E-4 filed by the undersigned (the "Schedule 13E-4"). This Amendment No. 1 supplements the Schedule 13E-4 as specifically set forth. All capitalized terms used herein which are not otherwise defined have the meaning ascribed to them in the Schedule 13E-4.

         This Amendment to Schedule 13E-4 is being filed to report that the Exchange Offer terminated on October 14, 1997. As a result of the Exchange Offer, 4,977,280 Warrants were exchanged for 248,864 newly-issued shares of Common Stock. The balance of 144,188 Warrants expired unexercised at October 20, 1997.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   ENTERACTIVE, INC.



                                   By: /s/ Andrew Gyenes
                                       -----------------
                                       Name:    Andrew Gyenes
                                       Title:   Chairman of the Board and Chief
                                                Executive Officer

Dated:  October 23, 1997

                                       -3-